UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of April 2021
Commission File Number: 001-38281

ERYTECH Pharma S.A.
(Translation of registrant’s name into English)

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60 Avenue Rockefeller
69008 Lyon France
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F            ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INCORPORATION BY REFERENCE
This Report on Form 6-K and Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-248953) and registration statements on Form S-8 (File Nos. 333-222673, 333-232670 and 333-239429), of ERYTECH Pharma S.A. (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Press Release
On April 29, 2021, ERYTECH Pharma S.A. issued a press release to announce its cash position at the end of the first quarter 2021. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

On April 29, 2021, ERYTECH Pharma S.A. issued a press release to announce that it has entered into definitive agreements with several health-care focused institutional and accredited investors for the purchase and sale of 1,034,483 units (“Units”), each Unit consisting of four ordinary shares in the form of American Depositary Shares (each an “ADS”) and three warrants, each to purchase one ordinary share (each a “Warrant”), in a registered direct offering to specified categories of investors. The closing of the offering is expected to occur on or about May 4, 2021, subject to satisfaction of customary closing conditions. A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

EXHIBITS

Exhibit	Description

99.1	Press Release dated April 29, 2021.
99.2	Press Release dated April 29, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date:	April 30, 2021	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer